

January 11, 2013

Via E-mail
Mr. Lawrence A. Siebert
Chief Executive Officer
Chembio Diagnostics, Inc.
3661 Horseblock Road
Medford, New York 11763

> **Re: Chembio Diagnostics, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 8, 2013**
> **File No. 333-185932**

Dear Mr. Siebert:

We have limited our review of your registration statement to the issue we have addressed in the comment below.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

We note that your registration statement incorporates by reference materials from your Annual Report on Form 10-K for the year ended December 31, 2011. But this section omits any reference to the incorporation of Form 10-K/A, which you filed on January 3, 2013 and which amended Form 10-K to correct a typographical error in a date. We will not be in a position to accelerate the effectiveness of your registration statement until you incorporate by reference Form 10-K/A from January 3, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

Lawrence A. Siebert
Chembio Diagnostics, Inc.
January 11, 2013
Page 2

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Austin Stephenson at (202) 551-3192 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
Alan Talesnick, Esq.
Patton Boggs LLP